June 25, 2021

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F. Street, N.E.

Washington, D.C. 20549

Attention:	Morgan Youngwood Edwin Kim
Re:	Dragoneer Growth Opportunities Corp. Amended Registration Statement on Form S-4 Filed June 8, 2021 File No. 333-254845

Ladies and Gentlemen:

On behalf of Dragoneer Growth Opportunities Corp. (the “Company”), we are submitting this letter to the Securities and Exchange Commission (the “SEC”) via EDGAR in response to the comment letter from the staff of the SEC (the “Staff”), dated June 22, 2021 (the “Comment Letter”), pertaining to the Company’s above-referenced Amended Registration Statement on Form S-4 (the “Registration Statement”). In connection with such responses, the Company is concurrently filing Amendment No. 3 to the Registration Statement on Form S-4 (“Amendment No. 3”), which reflects revisions to the Registration Statement.

To assist your review, we have reproduced the text of the Staff’s comments in italics below, followed by responses on behalf of the Company.

Questions and Answers

General

1.

You disclose that you the domestication should constitute a tax-deferred reorganization within the meaning of Section 368(a)(1)(F) of the Internal Revenue Code. To the extent you believe that the domestication qualifies as a reorganization within Section 368(a)(1)(F) of the Internal Revenue Code, you must obtain a legal opinion supporting such a conclusion. Otherwise, revise your disclosure here and elsewhere to begin with a statement that it is uncertain whether the domestication will qualify as a tax-free reorganization and describe the potential consequences to shareholders, including a summary of the tax consequences if the Domestication fails to qualify as a 368(a)(1)(F) reorganization.

Response to Comment 1:

We respectfully advise the Staff that, in response to the Staff’s comment, we have revised our disclosure in Amendment No. 3 on pages 191 and 192, and filed the opinion of Ropes & Gray as Exhibit 8.1 to Amendment No 3.

We hope that the foregoing has been responsive to the Staff’s comments. If you have any questions or comments about this letter or need any further information, please call the undersigned at (415)-315-2355.

Very truly yours,

/s/ Thomas Holden

Thomas Holden

cc:	Pat Robertson, Dragoneer Growth Opportunities Corp.